Exhibit 99.1

ATIF Holdings Limited Wins the Best Listed Company Award during China Securities Golden Bauhinia Award Ceremony

SHENZHEN, China, December 13, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced that it won the “Best Listed Company” award during the China Securities Golden Bauhinia Award Ceremony (the “Ceremony”) in Hong Kong on December 5, 2019.

The Ceremony is held by the Hong Kong Ta Kung Wen Wei Media Group associated with Mainland China and Hong Kong governments and authoritative institutions. It is known as one of the most rigorous listed company award ceremonies in Mainland China and Hong Kong. By comparing and comprehensively evaluating listed companies, investment banks, funds, and their executives in Mainland China and Hong Kong, Golden Bauhinia Awards organizing committee and expert panel, give awards to companies and managers with outstanding annual characteristics and great achievements. The awards include, among others, the best listed company, the most socially responsible listed company, the outstanding entrepreneur of the year, the outstanding CFO of the year. The Ceremony has been held for nine consecutive years and has become an important symbol of China’s capital market.

Jun Liu, CEO and Director of ATIF, commented, “ATIF Holdings Limited provides comprehensive international financial services to Asian enterprises through a systematic and integrated approach based on a professional team, rich experience, and international cooperation resources. In order to complement our overseas going public consulting business chain, diversify the development of our company, and extend our scope of services, we plan to launch a Hong Kong IPO advisory, investment banking, and securities business in the near future. We will, as always, shoulder the mission of helping a growing number of small and medium-sized enterprises enter the international capital market, provide all-round guidance for small and medium-sized enterprises across Asia heading to the international capital market, and assist competitive and innovative enterprises to develop and grow with the help of international capital market.”

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China in their plans to become publicly listed in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, composed of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit http://www.atifchina.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com